

October 8, 2013

Via E-mail
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
111 West Ocean Blvd, 4th Floor
Long Branch, CA 90802

> **RE: Bioshaft Water Technology, Inc.**
> **Form 10-K for the Year ended April 30, 2013**
> **Filed August 14, 2013**
> **File No. 0-52393**

Dear Mr. Yassine:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 14</u>

<u>General</u>

1. We note that your disclosures on pages 14 and 15 that you have a history of no revenues. However, on page 25 you disclosed that your revenues for the year ended April 30, 2013 were $515,532 and for the year ended April 30, 2012 were $638,386. Please explain. In future filings, please reconcile any inconsistencies.

<u>Certain Relationships and Related Transactions, and Director Independence, page 40</u>

2. In future filings, please revise your disclosure regarding your directors to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he/she should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 40

3. We note your disclosures in Note 7 to your financial statements regarding consulting
    contracts with three related parties for total annual compensation of $384,000 and your
    settlement with ZAZ. We also note your disclosure on page six that you entered into a
    consulting agreement with Sustainable Water Corp., a company owned and operated by Mr.
    Yassine. Please explain why the consulting agreement with Sustainable Water Corp.; the
    consulting agreements referenced in Note 7; and the agreement with ZAZ are not disclosed in
    the Certain Relationships and Related Transactions section.

4. In future filings, please clarify whether the $15,000 monthly consulting fee paid to
    Sustainable Water Corp. is for services rendered by Mr. Yassine in his capacity as an officer
    of your company. Clarify any consulting arrangements and explain how they intersect with
    compensation of your named executive officers.

Employment Contracts and Termination of Employment and Change in Control Arrangements,
page 38

5. We note that under Section 4 of Mr. Zurawick's Employment Agreement, he is entitled two
    months severance if he is terminated without cause. In future filings, please include the
    disclosure required by Item 402(q)(2) of Regulation S-K.

Exhibits 10.5 and 10.7

6. We note that you have not filed the exhibits and the schedules to the Exhibit 10.5 filed with
    your Form 10-Q on September 12, 2008 and Exhibit 10.7 filed with your Form 10-Q on
    September 14, 2012. Please refile complete copies of these agreements with your next
    Exchange Act Report.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have questions regarding these comments.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant